UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

Analysts International Corporation

(Name of Subject Company (Issuer))

American CyberSystems, Inc.
ACS Merger Corp.

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.10 Per Share
(Title of Class of Securities)

032681207
(CUSIP Number of Class of Securities)

Sanjeev Sardana
American CyberSystems, Inc.
2400 Meadowbrook Parkway
Duluth, GA 30096
Tel: (770) 493-5588
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Michael J. Cochran, Esq.

Jay V. Shah, Esq.

Derek B. Swanson, Esq.
McKenna Long & Aldridge LLP
303 Peachtree Street NW
Atlanta, GA 30308
(404) 527-4000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$35,502,535	$4,843

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (x) $6.45 (i.e., the tender offer price) by (y) 5,504,269 the estimated maximum number of shares of the Company common stock to be acquired in the tender offer.
(2)	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,843	Filing Party: American CyberSystems, Inc., ACS Merger Corp.

Form or Registration No.: Schedule TO	Date Filed: September 3, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 3, 2013 and amended by Amendment No. 1 to Schedule TO filed with the SEC on September 11, 2013 (as amended, the “Schedule TO”), and relates to the offer by American CyberSystems, Inc., a Georgia corporation (“Parent”), and ACS Merger Corp, a Minnesota corporation (“Purchaser”) and a wholly-owned subsidiary of Parent, to purchase all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Analysts International Corporation, a Minnesota corporation (“Analysts”), at a purchase price of $6.45 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 3, 2013 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Schedule TO (including the Offer to Purchase) and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC by Analysts on September 3, 2013, contain important information about the Offer, all of which should be read carefully by Analysts’ stockholders before any decision is made with respect to the Offer. The Offer is made pursuant to the Agreement and Plan of Merger, dated as of August 27, 2013, among Parent, Purchaser and Analysts.

Documentation relating to the Offer has been mailed to stockholders of Analysts and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to Alliance Advisors, 200 Broadacres Drive, 3rd Floor, Bloomfield, NJ 07003, or by calling toll-free at (855) 325-6670 (banks or brokers should call (973) 873-7721).

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 12 in the Schedule TO and remains unchanged, except those items as to which information is specifically provided herein, which are amended and supplemented to the extent specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Items 1 and 4.     Summary Term Sheet; Terms of the Transaction.

Items 1 and 4 of the Schedule TO are hereby amended and supplemented by adding the following:

“On October 1, 2013, the Parent and the Company announced that Parent and the Purchaser had extended the Expiration Date of the Offer until 11:59 P.M., New York City time, on October 7, 2013, unless further extended or withdrawn. A copy of the press release is filed as Exhibit (a)(5) to the Schedule TO and is incorporated herein by reference.”

ITEM 12.           EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by inserting the following exhibits:

(a)(5)	Joint Press Release issued by American CyberSystems, Inc. and Analysts International Corporation on October 1, 2013**

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2013

AMERICAN CYBERSYSTEMS, INC.

By:	/s/ Rajiv Sardana
Name: Rajiv Sardana Title: Chief Executive Officer

ACS MERGER CORP.

By:	/s/ Rajiv Sardana
Name: Rajiv Sardana Title: Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated September 3, 2013*
(a)(1)(B)	Form of Letter of Transmittal*
(a)(1)(C)	Form of Notice of Guaranteed Delivery*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(F)	Joint Press Release issued by American CyberSystems, Inc. and Analysts International Corporation on August 28, 2013 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on August 28, 2013)
(a)(1)(G)	Internal Revenue Service Substitute Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form*
(a)(1)(H)	Summary Advertisement, published on September 3, 2013 in Wall Street Journal*
(a)(1)(I)	Form of Letter of Instruction to 401(k) Participants*
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	Joint Press Release issued by American CyberSystems, Inc. and Analysts International Corporation on October 1, 2013**

(d)(1)	Agreement and Plan of Merger, dated as of August 27, 2013, among Parent, Purchaser and the Company (incorporated by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on August 28, 2013)

(d)(2)	Exclusivity Agreement, dated August 7, 2013, between the Company and Parent (incorporated by reference to Exhibit (e)(4) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on September 3, 2013)

(d)(3)	Confidentiality Agreement, dated as of April 30, 2013, between the Company and Parent (incorporated by reference to Exhibit (e)(2) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on September 3, 2013)
(d)(4)	Confidentiality Agreement, dated as of June 11, 2013, between the Company and Parent (incorporated by reference to Exhibit (e)(3) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on September 3, 2013)
(d)(5)	Debt Commitment Letter, dated as of August 26, 2013, from Fifth Third Bank to Parent*
(d)(6)	Debt Commitment Letter, dated as of August 26, 2013, from Bank of America, N.A. to Fifth Third Bank*
(d)(7)	Debt Commitment Letter, dated as of August 23, 2013, from First Tennessee Bank to Fifth Third Bank*
(d)(8)	Debt Commitment Letter dated as of August 22, 2013, from Synovus Bank to Fifth Third Bank*
(d)(9)	Shareholder Tender and Support Agreement, dated August 27, 2013, by and between Brittany B. McKinney and Parent*
(d)(10)	Shareholder Tender and Support Agreement, dated August 27, 2013, by and between Robert E. Woods and Parent*

(d)(11)	Shareholder Tender and Support Agreement, dated August 27, 2013, by and between Joseph T. Dunsmore and Parent*
(d)(12)	Shareholder Tender and Support Agreement, dated August 27, 2013, by and between Krzysztof K. Burhardt and Parent*
(d)(13)	Shareholder Tender and Support Agreement, dated August 27, 2013, by and between Douglas C. Neve and Parent*
(d)(14)	Shareholder Tender and Support Agreement, dated August 27, 2013, by and between Brigid A. Bonner and Parent*
(d)(15)	Shareholder Tender and Support Agreement, dated August 27, 2013, by and between Galen G. Johnson and Parent*
(d)(16)	Amendment No. 2 to Amended and Restated Rights Agreement (incorporated by reference to Exhibit 4.1 to Form 8-K filed by the Company with the Securities and Exchange Commission on August 28, 2013)
(d)(17)	Retention/Transaction Bonus Agreement, dated August 27, 2013, by and between Brittany B. McKinney and the Company (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Company with the Securities and Exchange Commission on August 28, 2013)
(d)(18)	Retention/Transaction Bonus Agreement, dated August 27, 2013, by and between Lynn L. Blake and the Company (incorporated by reference to Exhibit 10.2 to Form 8-K filed by the Company with the Securities and Exchange Commission on August 28, 2013)
(d)(19)	Amendment Number One to Change in Control Severance Pay Plan, dated August 27, 2013 (incorporated by reference to Exhibit 10.3 to Form 8-K filed by the Company with the Securities and Exchange Commission on August 28, 2013)

(g)	Not applicable

(h)	Not applicable

 * Previously filed

** Filed herewith